UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13G/A

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 7)


                      FIRST KEYSTONE FINANCIAL, INC.
______________________________________________________________________________
                             (Name of Issuer)


                  Common Stock, Par Value $.01 Per Share
______________________________________________________________________________
                      (Title of Class of Securities)


                               320655 10 3
______________________________________________________________________________
                             (CUSIP Number)


                            December 31, 2004
______________________________________________________________________________
         (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)




                           Page 1 of 7 Pages

CUSIP No. 320655 10 3              13G/A                     Page 2 of 7 Pages



______________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     First Keystone Financial, Inc. Employee Stock Ownership Plan Trust
______________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   [ ]
     (b)   [ ]
______________________________________________________________________________
3.   SEC USE ONLY

______________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania
______________________________________________________________________________
              5.  SOLE VOTING POWER

                  - -
 NUMBER OF    ________________________________________________________________
  SHARES      6.  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY         143,705
   EACH       ________________________________________________________________
 REPORTING    7.  SOLE DISPOSITIVE POWER
PERSON WITH
                  - -
              ________________________________________________________________
              8.  SHARED DISPOSITIVE POWER

                  407,198
______________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     407,198
______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     21.0%
______________________________________________________________________________
12.  TYPE OF REPORTING PERSON

     EP
______________________________________________________________________________

CUSIP No. 320655 10 3              13G/A                     Page 3 of 7 Pages



Item 1(a).  Name of Issuer:

            First Keystone Financial, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            22 West State Street
            Media, Pennsylvania  19063

Item 2(a).  Name of Person Filing:

            First Keystone Financial, Inc. Employee Stock Ownership Plan Trust, Edward Calderoni, Jerry Naessens, Bruce Hendrixson, Trustees

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            First Keystone Financial, Inc.
            22 West State Street
            Media, Pennsylvania  19063

Item 2(c).  Citizenship:

            Pennsylvania

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number:

            320655 10 3

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

            (f)  [X]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP No. 320655 10 3              13G/A                     Page 4 of 7 Pages



Item 4.   Ownership.

          (a)  Amount beneficially owned:

               407,198

          (b) Percent of class: 21.0% (based upon 1,930,754 shares issued and outstanding as of December 31, 2004)

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote    0
                                                               -----
               (ii)  Shared power to vote or to direct the vote  143,705 (1)
                                                                ------------
               (iii) Sole power to dispose or to direct the disposition of 0
                                                                          ---
               (iv) Shared power to dispose or to direct the disposition of 407,198
                     -------













_________________________
 (1) This number reflects the unallocated shares held in the ESOP. All allocated ESOP shares have pass-through voting. In the event that a participant does not direct his/her vote, those shares would not be voted, unless the Plan Trustees (as hereinafter defined) determines that compliance with applicable law, compliance with its fiduciary duties requires the Plan Trustees to vote such shares.

CUSIP No. 320655 10 3              13G/A                     Page 5 of 7 Pages


          The reporting person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person's assets are held in trust by trustees ("Plan Trustees"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by in the Employee Stock Ownership Plan Trust, as of December 31, 2004. As of December 31, 2004, 263,493 shares of Common Stock were allocated to individual accounts established for participating employees and their beneficiaries, and 143,705 shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Such allocated shares are, therefore, not included as shares over which the reporting person has sole or shared voting power. The reporting person, through the Plan Trustees, has shared voting power over unallocated Common Stock. Any unallocated
          Common Stock is generally required to be voted by the Plan Trustees in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. The reporting person, through the Plan Trustees, shares dispositive power over all unallocated Common Stock held by the reporting person. The reporting person, acting through the Plan Trustees, shares dispositive power over allocated Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise has no dispositive power. Any unallocated Common Stock is generally required to be tendered by the Plan Trustees in a tender offer in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustees the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The reporting person disclaims voting power with respect to such allocated Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable since the reporting entity owns more than 5% of the class.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited

CUSIP No. 320655 10 3              13G/A                     Page 6 of 7 Pages




          to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire shares of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable since the reporting entity is not a member of a group.

Item 9.   Notice of Dissolution of Group.

          Not applicable since the reporting entity is not a member of a group.

Item 10.  Certification.

          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP No. 320655 10 3              13G/A                     Page 7 of 7 Pages




                                 SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     This report is not an admission that the Plan Trustees are the beneficial owner of any securities covered by this report, and the Plan Trustees expressly disclaim beneficial ownership of all shares reported herein pursuant to Rule 13d-4.

                                      FIRST KEYSTONE FINANCIAL, INC.
                                      EMPLOYEE STOCK OWNERSHIP PLAN TRUST


February 9, 2005              By:   /s/ Edward Calderoni
                                    ----------------------------------------
                                    Edward Calderoni
                                    Trustee for First Keystone Financial, Inc.
                                      Employee Stock Ownership Plan


February 9, 2005              By:   /s/ Jerry Naessens
                                    ----------------------------------------
                                    Jerry Naessens
                                    Trustee for First Keystone Financial, Inc.
                                      Employee Stock Ownership Plan


February 9, 2005              By:   /s/ Bruce Hendrixson
                                    ----------------------------------------
                                    Bruce Hendrixson
                                    Trustee for First Keystone Financial, Inc.
                                      Employee Stock Ownership Plan